May 17, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Retail Ventures, Inc. Registration Statement on Form S-3; and
DSW Inc. Registration Statement on Form S-1
Ladies and Gentlemen:
          On behalf of Retail Ventures, Inc., an Ohio corporation (“RVI”) and DSW Inc., an Ohio corporation (“DSW”) and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we hereby submit for filing, via direct electronic transmission, the above-referenced Registration Statements (the “Registration Statements”), relating to the proposed offering of up to $143,750,000 aggregate principal amount of RVI’s Mandatorily Exchangeable Notes Due 2011 exchangeable into a number of DSW Class A common shares.
          Pursuant to Rule 13(c) under Regulation S-T and Rule 3a of the Rules Relating to Informal and Other Procedures, payment of the $15,381.25 filing fee for the Registration Statements was made by RVI by wire transfer on May 16, 2005 to the Securities and Exchange Commission’s account at Mellon Bank in Pittsburgh, Pennsylvania.
          Please call the undersigned at (212) 735-2588 if you have any questions concerning the enclosed material or desire further information or clarification in connection therewith.

Yours truly,
/s/ Robert M. Chilstrom
Robert M. Chilstrom

          Enclosure

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